                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                                Requirements (1)
                                  Consolidated
                             (Thousands of Dollars)

                                                     12 Mos. Ended
                                                        June 30,                    Years Ended December 31
                                                                    ----------------------------------------------------------
                                                          1996          1995          1994           1993            1992
                                                     ------------   ------------   -----------    ------------   -------------
Fixed charges, as defined:
             Interest on long-term debt                $ 56,843       $ 55,580       $ 49,566       $ 47,129       $ 51,727
             Amortization of debt expense
               and premium - net                          3,295          3,441          3,511          3,004          1,814
             Interest portion of rentals                  4,263          3,962          1,282            924          1,105
                                                       --------       --------       --------       --------       --------

                 Total fixed charges                   $ 64,401       $ 62,983       $ 54,359       $ 51,057       $ 54,646
                                                       ========       ========       ========       ========       ========


Earnings, as defined:
             Net income from continuing ops.           $ 94,381       $ 87,121       $ 77,197       $ 82,776       $ 72,267
             Add (deduct):
               Income tax expense                        58,677         52,416         44,696         42,503         41,330
               Total fixed charges above                 64,401         62,983         54,359         51,057         54,646
                                                       --------       --------       --------       --------       --------

                 Total earnings                        $217,459       $202,520       $176,252       $176,336       $168,243
                                                       ========       ========       ========       ========       ========


Ratio of earnings to fixed charges                         3.38           3.22           3.24           3.45           3.08


Fixed charges and preferred
  dividend requirements:
             Fixed charges above                       $ 64,401       $ 62,983       $ 54,359       $ 51,057       $ 54,646
             Preferred dividend requirements (2)         14,488         14,612         13,668         12,615         10,716
                                                       --------       --------       --------       --------       --------

                 Total                                 $ 78,889       $ 77,595       $ 68,027       $ 63,672       $ 65,362
                                                       ========       ========       ========       ========       ========



Ratio of earnings to fixed charges
  and preferred dividend requirements                      2.76           2.61           2.59           2.77           2.57



(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.